(As filed July 1, 2002)

                                                                File No. 70-9323
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     POS-AMC
                        (Post-Effective Amendment No. 5)
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                         ALLIANT ENERGY RESOURCES, INC.
                           HEARTLAND PROPERTIES, INC.
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                  (Names of companies filing this statement and
                    addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)

              ----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)

             ------------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

            Barbara J. Swan,                   William T. Baker, Jr., Esq.
Executive Vice President and General Counsel
       Alliant Energy Corporation               Thelen Reid & Priest LLP
          4902 N. Biltmore Lane                    40 West 57th Street
        Madison, Wisconsin  53718               New York, New York  10019

     Post-Effective Amendment No. 4, filed in this proceeding on February 19, 2002, is hereby amended and restated in its entirety to read as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.
         -----------------------------------

         1.1 Background. Alliant Energy Corporation ("Alliant Energy") is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").(1) Its direct and indirect public utility subsidiaries are:
Wisconsin Power and Light Company, South Beloit Water, Gas and Electric Company, and Interstate Power and Light Company (collectively the "Operating Companies"). Together, the Operating Companies provide service to approximately 936,000 electric and 400,000 retail gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois. Alliant Energy Resources ("AER"), a wholly-owned non-utility subsidiary of Alliant Energy, serves as the holding company for many of Alliant Energy's non-utility businesses and investments. AER, indirectly through Heartland Properties, Inc. ("Heartland") and other subsidiaries, holds investments in low-income, multi-family housing projects in the United States that qualify for Low Income Housing Tax Credits ("LIHTC") under section 42 of the Internal Revenue Code ("Code"). Alliant Energy, AER and Heartland are hereinafter referred to as the "Applicants."

     By order dated August 13, 1999 (Holding Co. Act Release No. 27060) in this proceeding, the Commission authorized AER, through Heartland or other subsidiaries, to invest up to $50 million from time to time over a five-year period (through August 13, 2004) as a limited partner in limited partnerships organized specifically to invest in LIHTC properties in the Alliant Energy


-------------------

(1)  WPL Holdings, Inc., et al., Holding Company Act Release No. 26856 (Apr. 14,
     1998).


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


service territory.(2) By supplemental order dated June 11, 2001 (Holding Co. Act Release No. 27418), the Commission modified its previous order in two respects:
(1) to eliminate the requirement that all LIHTC properties be located in the Alliant Energy service territory, and (2) to permit investments in LIHTC properties through the acquisition of passive interests in manager-managed limited liability companies ("LLCs") that are managed by an unaffiliated third party. The August 13, 1999 and June 11, 2001 orders are hereinafter referred to together as the "Prior Orders."(3)

     Pursuant to the authorization granted under the Prior Orders, the Applicants have invested, through December 31, 2001, a total of $22.3 million in limited partnerships or LLCs holding LIHTC properties, leaving a balance of $27.7 million under the authorized investment limit. The names of these entities and the cumulative amounts invested in all LIHTC properties pursuant to the Prior Orders are reported in the Applicants' most recent certificate pursuant to Rule 24 in this proceeding, filed on February 12, 2002, to which reference is made. In addition, the Applicants have made commitments to invest a total of $18 million in new and existing LIHTC properties, all of which will be funded before the end of the current authorization period.

         1.2 Summary of Requested Modifications.The Applicants are now requesting that the Commission issue a further order in this proceeding to
(1) extend the authorization period to December 31, 2005, and (2) increase the investment limit from $50 million to $125 million. No other changes or modifications to the terms, conditions or limitations contained in the Prior


-------------------

(2) For state tax reasons, AER's investments in LIHTC projects in Minnesota and Iowa are held by Alliant Energy Investments, Inc., a direct subsidiary of AER and the parent of Heartland. Heartland manages AER's investments in all LIHTC properties, wherever located.

(3)  In an intervening order, dated July 10, 2000 (Holding Co. Act Release
     No. 27198), the Commission authorized Heartland to reacquire an interest in a fund holding 17 LIHTC properties, some of which were outside the Alliant Energy service territory.

Orders are requested herein. To the extent necessary, Alliant Energy and/or AER will fund future investments by Heartland or other subsidiaries of AER in LIHTC properties in the United States through capital contributions or loans pursuant to Rule 45(b) or Rule 52, as applicable, and/or through loans under the Alliant Energy system non-utility money pool. No additional authority is requested herein for Alliant Energy to issue securities (including guarantees) in order to fund investments by AER.(4)

     As required under the Prior Orders, AER will continue to invest in LIHTC projects in the United States through Heartland or other subsidiaries only as a passive investor, and will invest in such projects solely for the purpose of obtaining the federal and state income tax credits that are available. Accordingly, as is currently the case, neither AER nor any associate company will participate actively in the development, management, or operation of any LIHTC project. In each case, responsibility for the day-to-day management of LIHTC projects (including leasing activities, rent collection and property maintenance) will reside in the general partner or managing member of the venture (in the case of an LLC) or in an independent management company. Further, each investment in an LIHTC project will be self-liquidating, in the sense that the asset will wind down as the tax credits expire.(5)


-------------------

(4) Alliant Energy is currently authorized to issue and sell equity and long-term debt securities and to guarantee obligations of its subsidiaries by order dated October 3, 2001 (Holding Co. Act Release No. 27448). Alliant Energy is also currently authorized to guarantee short-term borrowings by AER, the proceeds of which are used to fund advances to the Alliant Energy system non-utility money pool, pursuant to an order dated December 18, 1998 (Holding Co. Act Release No. 26956), as modified and extended by order dated December 15, 2000 (Holding Co. Act Release No. 27304). The terms of these orders are not affected by this Post-Effective Amendment.

(5) These are the criteria by which the Commission has analyzed similar investments in the past. See Exelon Corp., Holding Co. Act Release No. 27256 (Oct. 19, 2000).

         1.3 Reasons for Requested Modifications. As indicated, through December 31, 2001, the Applicants have invested or made commitments to invest in LIHTC properties an aggregate amount of $40.3 million. There is generally about a two year lag between the date when commitments are made and the date of final funding. Thus, Heartland anticipates that, in the near future, it will have opportunities to make commitments in new LIHTC projects that will not need to be funded until after the end of the current authorization period (August 13, 2004). Exhibit H hereto shows the cumulative amount of equity investments in LIHTC projects that would be required in order to maintain the tax credit stream at 2002 levels (approximately $9.3 million). The amount of additional investment authority requested herein will enable Alliant Energy to increase the amount of annual tax credits modestly as Alliant Energy's federal tax liability increases.

         1.4 Reports under Rule 24. The Applicants will continue to file reports pursuant to Rule 24 in the form and manner specified in the August 13, 1999 order.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

         The estimated fees, commissions and expenses to be incurred in connection with the filing of this Post-Effective Amendment are $5,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

         The Applicants' proposal to make passive investments in LIHTC properties through Heartland or another subsidiary of AER is subject to Sections 9(c)(3) of the Act and Rule 54 thereunder. The standards of
Section 9(c)(3) have previously been addressed in this proceeding.

     Rule 54 Analysis. Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" ("EWG") or a "foreign utility company" ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

     Alliant Energy currently does not satisfy all of the conditions of Rule 53(a). As of March 31, 2002, Alliant Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $762.1 million, or approximately 94.33% of Alliant Energy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2002 ($807.9 million), which exceeds the 50% "safe harbor" limitation contained in Rule 53(a). However, by order dated October 3, 2001 (Holding Co. Act Release No. 27448), the Commission has authorized Alliant Energy to increase its "aggregate investment" in EWGs and FUCOs to an amount equal to 100% of Alliant Energy's average "consolidated retained earnings." Therefore, although Alliant Energy's "aggregate investment" in EWGs and FUCOs currently exceeds the 50% "safe harbor" limitation, this investment level is permitted under the October 3, 2001 order.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Alliant Energy has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since the issuance of the October 3, 2001 order, there has been no material adverse impact on Alliant Energy's consolidated capitalization resulting from Alliant Energy's investments in EWGs and FUCOs. At March 31,

2002, Alliant Energy's consolidated capitalization consisted of 39.6% common equity, versus 37.3% at September 30, 2001 (the end of the quarter immediately preceding the October 3, 2001 order). The proposed transactions will not have any material impact on capitalization. Further, since the date of the October 3, 2001 order, there has been no material change in Alliant Energy's level of earnings from EWGs and FUCOs.

     Alliant Energy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With reference to Rule 53(a)(2), Alliant Energy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Alliant Energy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Alliant Energy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Alliant Energy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

ITEM 4.  REGULATORY APPROVAL.
         -------------------

         No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transaction.

ITEM 5.  PROCEDURE.
         ---------

         The Commission has published a notice under Rule 23 with respect to the proposals contained herein and no request for hearing was received. (Holding Co.

Act Release No. 27518, April 12, 2002). The Applicants request that the Commission issue a supplemental order in this proceeding as soon as practicable. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective; waive a recommended decision by a hearing or other responsible officer of the Commission; and consent to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order with respect to this Post-Effective Amendment, unless such Division opposes the matters covered hereby.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

         (a)    Exhibits
                --------

                A   -  None.

                B   -  None.

                C   -  None.

                D   -  None.

                E   -  None.

                F   -  Opinion of Counsel.  (Filed herewith).

                G   -  Form of Federal Register Notice.  (Previously filed).

                H   -  Tax Credit Planning Schedule. (Previously filed
                       confidentially pursuant to Rule 104).


         (b)    Financial Statements.
                --------------------

                FS-1 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2001) (File No. 1-9894).

                FS-2 Statement of Income of Alliant Energy and consolidated subsidiaries for the twelve months ended December 31, 2001 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy for the year ended December 31, 2001) (File No. 1-9894).

                FS-3 Balance Sheet of Alliant Energy and consolidated subsidiaries, as of March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended March 31, 2002) (File No. 1-9894).

                FS-4 Statement of Income of Alliant Energy and consolidated subsidiaries for the three months ended March 31, 2002 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy for the period ended
                       March 31, 2002) (File No. 1-9894).

                FS-5 Unaudited Consolidated Balance Sheet of Heartland (including Iowa and Minnesota investments), as of December 31, 2001 (incorporated by reference to Rule 24 report filed in this proceeding on February 12, 2002).

                FS-6 Unaudited Consolidated Statement of Income of Heartland (including Iowa and Minnesota investments) for the year ended December 31, 2001 (incorporated by reference to Rule 24 report filed in this proceeding on February 12,
                       2002).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

         None of the matters that are the subject of this Post-Effective Amendment involves a "major federal action" nor does it "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposals contained herein will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposals contained herein.

                                   SIGNATURES

    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                         ALLIANT ENERGY CORPORATION
                                         ALLIANT ENERGY RESOURCES, INC.

                                         By: /s/  F. J. Buri
                                                  ----------
                                         Name:    F. J. Buri
                                         Title:   Corporate Secretary


                                         HEARTLAND PROPERTIES, INC.

                                         By: /s/  Ruth A. Domack
                                                  --------------
                                         Name:    Ruth A. Domack
                                         Title:   President


Date:  July 1, 2002